SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-50275

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

BCB Community Bank 401(k) Plan Financial Statements and Supplementary Schedule - Modified Cash Basis December 31, 2015 and 2014

BCB Community Bank 401(k) Plan
Table of Contents
December 31, 2015 and 2014

   Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements - Modified Cash Basis

Statement of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplementary Schedule - Modified Cash Basis

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) 12

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee and Participants

BCB Community Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits – modified cash basis of the BCB Community Bank 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits – modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Clark, New Jersey
June 28, 2016

BCB Community Bank 401(k) Plan
Statement of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2015 and 2014

	2015	2014

Assets
Investments, at fair value:
BCB Bancorp, Inc. - common stock	$ 762,942	$ 674,904
Pooled separate accounts	4,931,969	4,785,570

Total investments	5,694,911	5,460,474

Notes receivable from participants	308,637	277,451

Total assets	6,003,548	5,737,925

Liabilities	-	-

Net assets available for benefits	$ 6,003,548	$ 5,737,925

The accompanying notes are an integral part of these financial statements.

BCB Community Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2015 and 2014

	2015	2014

Additions to Net Assets Attributed to
Investment Income (loss):
Interest and dividends	$ 342,877	$ 531,347
Net (depreciation) in fair value of investments	(438,198)	(312,083)

Total investment (loss) Income	(95,321)	219,264

Interest income on notes receivable from participants	9,529	5,883

Contributions:
Participant contributions	712,932	588,294
Employer contributions	334,766	310,887
Rollovers	129,398	810

Total contributions	1,177,096	899,991

Total additions	1,091,304	1,125,138

Deductions from Net Assets Attributed to
Benefits paid to participants	822,757	820,502
Administrative expenses	2,924	2,710

Total deductions	825,681	823,212

Net increase in net assets available for benefits	265,623	301,926

Net Assets Available for Benefits
Beginning of year	5,737,925	5,435,999

End of year	$ 6,003,548	$ 5,737,925

The accompanying notes are an integral part of these financial statements.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

1.	Description of the Plan

The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan, which was established January 1, 2001 and restated July 2, 2010, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan following the completion of one year of service except those hired between September 1, 2014 through December 31, 2014, who are eligible to participate following completion of six months of service, as defined by the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 2015, the Plan was further amended to allow employees to participate following one year of service.  Effective December 28, 2015, the Plan changed trustee services from Mass Mutual to Voya.

Plan Sponsor

BCB Bancorp, Inc. (the "Company") is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.

Participant Contributions

Participants may elect to contribute from 1% to 15% of their pretax compensation, in increments of 1% each Plan year, up to 25% effective September 1, 2014. Participant contributions were limited to $18,000 in 2015 and $17,500 in 2014. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions of $6,000 in 2015 and $5,500 in 2014. Participants may also make rollover contributions to the Plan.

Employer Contributions

The BCB Community Bank (the “Bank") provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions that do not exceed 3% of compensation for the Plan year plus another 50% of elective deferrals that exceed 3% of compensation for the Plan year, but do not exceed 5% of compensation. The Company may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution, certain requirements, which are stated in the Plan document, must be satisfied. There were no profit sharing contributions made to the Plan in 2015 and 2014.

Participant Accounts

All contributions are allowed at the direction of the participant into various investment options offered by the Plan. Each participant's account is credited with the participant's contributions and an allocation of the Bank’s contribution and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant's account. The value of participation accounts will fluctuate with the market values of the securities in which the accounts are invested.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

       Vesting

A participant has at all times, a vested and nonforfeitable right to the entire balance in his or her contribution and rollover contribution accounts. Each participant attains a vested and nonforfeitable right in the Bank’s profit sharing contributions according to the following schedule.

Years of Service	Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Bank’s safe harbor and any qualified matching contributions is 100% at the time the contribution is made.

A participant becomes 100% vested in profit sharing contributions upon death or disability.

Plan Sponsor Stock

Participants may invest in common stock of BCB Bancorp, Inc. (the "Stock") through a common stock fund beginning March 2010.

Benefit Distributions

On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants’ account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.25% to 8.00% as of December 31, 2015 and 2014.

Forfeitures

Forfeited balances of terminated participating non-vested accounts may be used to reduce future Bank contributions to the Plan. At December 31, 2015 and 2014 forfeited amounts were $0. No forfeitures were used to reduce Bank contributions in 2015 and 2014, respectively.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the modified cash basis of accounting. The investments are presented at fair value. Although not in accordance with accounting principles generally accepted in the United States of America (“GAAP”), this method of accounting is permitted under the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and is a comprehensive basis of accounting other than GAAP.  Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.  The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.

Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.

Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are valued at their outstanding principal balance.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan's assets. Actual results could differ from those estimates.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

Benefit Payments

Benefit payments are recorded upon distribution.

Administrative Expenses

The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain on investments.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value (“NAV”) practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2016 with early adoption permitted. Management has elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the NAV per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

3.	Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.

4.	Related Party and Party-in-Interest Transactions

The Plan also owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Stock. These transactions qualify as related party and party-in-interest transactions. At December 31, 2015 and 2014, The Plan held 69,710 and 50,374 units of stock, respectively.   Total purchases related to the Stock at market value for 2015 and 2014 were approximately $197,000 and $143,000, respectively. Total sales related to the Stock at market value for 2015 and 2014 were approximately $68,000 and $12,200, respectively. No shares were released in connection with the payment of benefits in 2015 and 2014.

Certain of the Plan’s investments are managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions.  Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statement of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Bank.

Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

5.	Fair Value Measurements

The Plan adopted the guidance on fair value measurements. The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2015 and 2014.

The fair value of the common stock fund is valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.

Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. As of December 31, 2015, pooled separate accounts held by Voya are valued at their “accumulation unit value” (AUV). These are valued daily as the number of accumulation units held multiplied by the AUV. The AUV is determined daily based on the net asset value of shares of the underlying fund, the fund’s dividends and the contract’s separate account charges. As of December 31, 2014, the pooled separate accounts held by MassMutual are valued based upon the net asset value of the funds multiplied by the units held by the Plan at year end.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as described in the following paragraphs:

Large Cap pooled separate accounts seek growth of capital and invest primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.

Mid Cap pooled separate accounts seek capital appreciation primarily in stocks of leveraged companies.

Small Cap pooled separate accounts invest primarily in companies with market capitalization under $3.5 billion at the time of purchase and have potential for capital appreciation.

Fixed pooled separate account invests in high quality, short term money market instruments which are issued and payable in U.S dollars.

Target portfolio pooled separate accounts seek a high total return until the fund’s target retirement date under normal market conditions.

Balanced pooled separate accounts seek to provide an aggregate total return of the market index composed of small, medium, or large sized U.S. Companies.

Bond pooled separate accounts seek to provide consistent income through investments in debt securities offered by U.S. corporations and government agencies.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

Specialty pooled separate accounts seek growth of capital appreciation and invest primarily in stock of companies in specific industries such as utilities, mining and technology.

International pooled separate accounts invest primarily in equities of foreign companies with developing markets.

Due to the nature of the pooled separate accounts listed above, there are no unfunded commitments or redemption restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015 and 2014:

Assets at Fair Value as of December 31, 2015
Level 1	Level 2	Level 3	Total

Pooled separate accounts	--	4,931,969	--	4,931,969
Company common stock fund	--	762,942	--	762,942

Investments at fair value	$--	$5,694,911	$--	$5,694,911

Assets at Fair Value as of December 31, 2014
Company common stock fund	--	674,904	--	674,904

Total assets in fair value heirarchy	$--	$674,904	--	$674,904
Investments measured at net asset value (a)	--	--	--	4,785,570
Investments at fair value	$--	$--	--	$5,460,474

(a)
Certain investments measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy but are presented to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2015 and 2014

6	Risk and Uncertainties

The Plan offers investment options in various investment securities, including the Company common stock fund and pooled separate accounts which are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

As of December 31,2015, the Plan had investments of $2,610,717 concentrated in 3 funds and as of December 31, 2014, the Plan had investments of $1,328,304 concentrated in 2 funds respectively.

7.	Income Tax Status of the Plan

The Internal Revenue Service has issued a favorable determination letter dated March 31, 2008, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan is subject to examination by taxing authorities, however, there are currently no examinations for any periods in progress.

BCB Community Bank 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-3760320 Plan Number: 001
December 31, 2015

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

*	Voya	Vanguard Mid Cap Index	N/A	$ 7,060

*	BCB Bancorp, Inc.	BCB Bancorp, Inc. common stock	N/A	762,942

*	Voya	Vanguard Small- Cap Index	N/A	13,413

*	Voya	American Funds EuroPacific	N/A	59,009

*	Voya	American Funds Growth Fund	N/A	916,495

*	Voya	American Funds New Perspective	N/A	49,188

*	Voya	American Funds Cap income Bld	N/A	62,077

*	Voya	DFA US Targeted VI Port Ins	N/A	110,548

*	Voya	Pimco Real Return	N/A	152,630

*	Voya	Voya Index Solution 2035	N/A	70,258

*	Voya	Voya Index Solution 2040	N/A	139,253

*	Voya	Voya Index Solution Inc	N/A	63,777

*	Voya	JP Morgan Equity Income	N/A	414,822

*	Voya	Nueberg Berm MdCap Grw Fund	N/A	295,375

*	Voya	Legg Mason BW Gl Op Bond	N/A	76,508

*	Voya	Voya Intermediate Bond Fund	N/A	226,078

*	Voya	Prudential High Yield Fund	N/A	34,577

*	Voya	Victory Sycmr Est VI Fd	N/A	89,107

*	Voya	Vanguard Em Mkts Stk Ind Fd Adm	N/A	16,652

*	Voya	Vya Corp Ld 100 Fd	N/A	931,279

*	Voya	Voya Index Solution 2020	N/A	163,533

*	Voya	Voya Index Solution 2025	N/A	116,501

*	Voya	Voya Index Solution 2030	N/A	113,487

*	Voya	Vanguard Balanced Index Fnd Adm	N/A	518,868

*	Voya	Voya Fixed Account	N/A	291,474

*	Participant Loans	Participant loans 3.25% to 8.00%		308,637

		Total investments		$ 6,003,548

*	A party-in-interest as defined by ERISA.
N/A	Participant directed not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB Community Bank 401(k) Plan
Date: June 28, 2016	By:	/s/ Thomas P. Keating
Name: Thomas P. Keating
Title: Chief Financial Officer